Exhibit 1.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

October 16, 2017

among

RUBY TUESDAY, INC.,

RTI HOLDING COMPANY, LLC,

and

RTI MERGER SUB, LLC

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 16, 2017 among Ruby Tuesday, Inc., a Georgia corporation (the “Company”), RTI Holding Company, LLC, a Delaware limited liability company (“Parent”), and RTI Merger Sub, LLC, a Georgia limited liability company and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company has approved and deemed it advisable that the shareholders of the Company approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the sole manager and member of Parent has adopted and approved this Agreement, and has caused Merger Subsidiary to adopt and approve this Agreement, and declared it advisable for Parent and Merger Subsidiary, respectively, to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, offer or proposal or other indication of interest in making a proposal or offer, relating to (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries, or to which 15% or more of the Company’s net revenue or income on a consolidated basis are attributable, or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or to which 15% or more of the Company’s net revenue or income on a consolidated basis are attributable, or (iv) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means May 31, 2016.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee” means an employee of the Company or any of its Subsidiaries. For the avoidance of doubt, no employee of a Franchisee shall be considered a Company Employee.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2016.

“Confidentiality Agreement” means the confidentiality agreement dated January 25, 2017, as amended, between the Company and NRD Ventures, LLC.

“Environmental Laws” means any and all federal, state or local law, decision, statute, rule, regulation or ordinance (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, worker health and safety (solely as it relates to exposure to, use or release of Hazardous Materials), or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials; and/or (c) that otherwise have as their principal purpose the protection of the environment or worker health and safety (solely as it relates to exposure to, use or release of Hazardous Materials).

“Employee Plan” means each written (i) “employee benefit plan” as defined in Section 3(3) of ERISA or (ii) other compensation, bonus, incentive pay, deferred compensation, equity-based, severance, retention, change-in-control, profit-sharing, vacation, paid-time off, fringe benefit, health, welfare, death or disability benefit plan, program, agreement or arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any Company Employee.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“GBCC” means the Georgia Business Corporation Code.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Material”  means: all toxic or hazardous materials, chemicals, wastes, pollutants or similar substances which are regulated, governed, restricted or prohibited by any Applicable Laws relating to the environment, including, without limitation, petroleum of any kind and in any form including but not limited to fuel oil, oil sludge, oil refuse, oil mixed with other waste, crude oil, gasoline, diesel fuel and kerosene, or asbestos insulation and/or urea formaldehyde insulation, including, but not limited to, those materials or substances defined as “hazardous substances,” “hazardous materials,” “toxic substances” or “pollutants” in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., and any equivalent statutes, ordinances or regulations under the laws of the state in which any Real Property is located, all as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means trademarks, service marks, trade names, mask works, inventions, patents, trade secrets, domain names, copyrights, know-how (including any registrations or applications for registration of any of the foregoing) and other intellectual property of any kind (whether registered or unregistered).

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01 of the Parent Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, any event, occurrence, fact, condition, or change that is, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the financial condition, business, assets or results of operations of such Person and its Subsidiaries, or the ability of such Person to consummate the transactions contemplated hereby on a timely basis taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the accounting requirements applicable to any industry in which such Person or its Subsidiaries operate, (B) changes in the financial or securities markets generally or general economic or political conditions in the United States, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person or its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, (D) acts of war, sabotage or terrorism involving the United States of America, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (F) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (G) any action taken (or omitted to be taken) at the request of the other parties to this Agreement, (H) any action taken by such Person or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement, (I) changes in the market price or trading volume of the shares of Company Stock (it being understood that this clause (I) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such change independently constitutes or contributes to a Material Adverse Effect) or (J) any hurricane, tropical storm, flood, forest fire, earthquake, winter storm, snow storm, or any other natural disaster, weather-related event or calamity; provided, that any event, occurrence, fact, condition, or change referred to in clauses (A), (B), (D) or (J) above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur only to the extent that such event, change, or effect has a disproportionate effect on such Person, compared to other participants in the industries in which such Person conducts its businesses.

“No Shop Agreement” means the No Shop Agreement between NRD Ventures, LLC and the Company dated August 14, 2017.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet or notes thereto or securing liabilities reflected on the Company Balance Sheet or notes thereto, (ii) Liens for Taxes, assessments and similar charges that are not yet due and payable or are being contested in good faith, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith, provided the Company has established sufficient reserves for payment thereof, (iv) Liens incurred in the ordinary course of business and consistent with past practices since the Company Balance Sheet Date, (v) any matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially and adversely impair the value or the continued use and operation of the property to which they relate in the business of the Company and its Subsidiaries as currently conducted, (vi) any Liens or encumbrances on title affecting a lessor’s (or sublessor’s) interest in any of the Leased Real Property or affecting the interest of a subtenant of Company or its Subsidiaries therein, (vii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Real Property, (viii) any state of facts which an accurate survey of the Real Property would disclose and which, individually or in the aggregate, do not materially and adversely impair the continued use and operation of the applicable Real Property in the business of the Company and its Subsidiaries as currently conducted, and (ix) Liens disclosed on Section 1.01(ix) of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03(f)
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.03(a)
Certificates	2.03
Closing	2.01
Company Board Recommendation	4.02
Company Cash Award	2.04
Company Equity Awards	4.04(c)
Company Intellectual Property	4.15(a)
Company PSU	2.04
Company Restricted Stock	2.04
Company RSU	2.04
Company SEC Documents	4.07
Company Securities	4.05
Company Shareholder Approval	4.02
Company Shareholder Meeting	6.02
Company Stock Option	2.04
Company Subsidiary Securities	4.06
D&O Insurance	7.04
Debt Commitment Letters	5.07
Debt Financing	5.07
Effective Time	2.01
e-mail	11.01
End Date	10.01
Equity Commitment Letters	5.07
Equity Financing	5.07
Exchange Agent	2.03
Filed SEC Documents	4.01
Financing	5.07
Financing Agreements	8.02
Financing Commitment Letters	5.07
Franchise	4.23
Franchisees	4.23(b)
Franchise Contract	4.23(b)
Franchise Laws	4.23
Franchise System	4.23(b)
Guarantee	5.09
Guarantor	5.09
Indemnified Person	7.04
Internal Controls	4.07(e)
Intervening Event	6.03(f)
Leased Real Property	4.14(b)

Term	Section
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Owned Real Property	4.14(b)
Parent	Preamble
Parent Termination Fee	11.05(c)
Projected Transaction Costs	6.04
Proposal Period	6.02(c)(iii)
Proxy Statement	4.09
Qualified Pension Plan	4.17
Real Property	4.14(b)
Real Property Deficiency	5.07(c)
Real Property Financing Sources	5.07(c)
Real Property Leases	4.14(b)
Representatives	6.03(a)
Solvent	5.08
Superior Proposal	6.03(f)
Surviving Corporation	2.01
Tax	4.15
Taxing Authority	4.15
Tax Return	4.15
Termination Fee	11.05
Uncertificated Shares	2.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

Article 2
The Merger

Section 2.01. The Merger. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with the GBCC, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects specified in the GBCC.

(b)     Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)     At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Secretary of State of the State of Georgia and make all other filings or recordings required by the GBCC in connection with the Merger. The Merger shall become effective when (the “Effective Time”) the certificate of merger is duly filed with the Secretary of State of the State of Georgia (or at such delayed effective date as may be specified in the certificate of merger).

Section 2.02. Conversion of Shares. At the Effective Time:

(a)     Except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $2.40 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b)     Each share of Company Stock held by the Company as treasury stock or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)     Each share of Company Stock held by any Subsidiary of either the Company or the Parent immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d)     Each membership interest in Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted at the Effective Time into and become one validly issued, fully paid and nonassessable share of common stock, of the Surviving Corporation. At the Effective Time, new stock certificates of the Surviving Corporation shall be issued and will be deemed for all purposes to represent all issued and outstanding shares of common stock of the Surviving Corporation into which membership interests in Merger Subsidiary were converted in accordance with the immediately preceding sentence.

Section 2.03. Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares in accordance with this Section 2.03 (other than shares to be cancelled and retired in accordance with Section 2.02(b) or any shares subject to proper exercise of dissenter’s rights (if applicable), which will be treated as specified in Section 2.04). Promptly after the Effective Time (but not later than two Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)     Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, and such other documents as may be reasonably requested by the Exchange Agent or the Surviving Corporation, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)     If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. No interest will be paid or accrued on any Merger Consideration payable upon due surrender of Certificates or Uncertificated Shares.

(d)     After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)     Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Surviving Corporation for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(f)      The Exchange Agent shall invest all cash held by it as Merger Consideration as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.03(e).

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand and has demanded and properly exercised appraisal rights for such shares in accordance with the GBCC shall not be converted into the right to receive the Merger Consideration, but instead shall only be entitled to such rights as are granted by the GBCC, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.02, without interest thereon, upon surrender or transfer, as the case may be, in accordance with Section 2.03. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, any waiver or withdrawal of such demands, and any other notice delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the right to participate in, and the Company shall consult Parent in connection with, all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05. Treatment of Equity and Performance-Based Cash Awards.

(a)     Stock Options. At or immediately prior to the Effective Time, to the extent required or permitted by the applicable Employee Plan, each outstanding option to purchase shares of Company Stock under any Employee Plan (a “Company Stock Option”), whether or not exercisable or vested, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each Company Stock Option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration per share of Company Stock over the applicable exercise price of such Company Stock Option, by (ii) the number of shares of Company Stock such holder could have purchased (assuming full vesting of all Company Stock Options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. In the event that the per share exercise price of any Company Stock Option is equal to or greater than the per share Merger Consideration, such Company Stock Option shall be cancelled, without any consideration being payable in respect thereof, and shall have no further force or effect. The consideration paid to holders of Company Stock Options under this Section, shall constitute the Merger Consideration for each share of Company Stock that was subject to a Company Stock Option, and the holder of such Company Stock Options shall receive no other payment or consideration for such Company Stock Options, and such Company Stock Options shall be cancelled immediately upon payment of such consideration.

(b)     Restricted Stock Units, Including Phantom Stock Units. At or immediately prior to the Effective Time, to the extent required or permitted by the applicable Employee Plan, each outstanding service-based restricted stock unit of the Company (each, a “Company RSU”) under any Employee Plan, whether or not vested, and whether settleable in shares of Company Stock or cash, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each such Company RSU an amount in cash equal to the Merger Consideration per share of Company Stock.

(c)     Performance-Based Stock Units. At or immediately prior to the Effective Time, to the extent required or permitted by the applicable Employee Plan, each outstanding performance-based restricted stock unit of the Company (each, a “Company PSU”) under any Employee Plan, whether or not vested, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each

Company PSU an amount in cash determined by multiplying (i) the Merger Consideration per share of Company Stock by (ii) the number of Company PSUs such holder would have been entitled to if such Company PSU award had vested at its “target” level.

(d)     Restricted Stock. At or immediately prior to the Effective Time, to the extent required or permitted by the applicable Employee Plan, each outstanding restricted share of Company Stock under any Employee Plan (“Company Restricted Stock”), whether or not vested, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each such restricted share an amount in cash equal to the Merger Consideration per share of Company Stock, consistent with Section 2.02(a). To the extent required to effect the terms of this Section 2.05(d) through the Company’s payroll, the terms of Section 2.03 will not apply.

(e)     Performance-Based Cash Awards. At or immediately prior to the Effective Time, each outstanding performance-based cash award of the Company under any Employee Plan (each, a “Company Cash Award”), whether or not vested, shall vest and pay out at its “target” level, prorated for the number of days that have elapsed since the beginning of the year in which the Effective Time occurs (up to and including the date on which the Effective Time occurs).

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise, vesting or settlement of Company Stock Options, Company RSUs, Company PSUs or Company Restricted Stock outstanding as of the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted. For the avoidance of doubt, to the extent any adjustments may be required pursuant to this Section 2.06 with respect to Company Stock Options, Company RSUs, Company PSUs or Company Restricted Stock, such adjustments will be made in a manner consistent with the relevant adjustment provisions of the applicable Employee Plans.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, the Exchange Agent, the Surviving Corporation or Parent, as the case may be, shall remit any such amounts to the applicable Taxing Authority, and, to the extent so withheld and remitted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Article 3
The Surviving Corporation

Section 3.01. Articles of Incorporation. Subject to Section 7.04(b), the articles of incorporation of the Company shall, by virtue of the Merger, be amended in form and substance satisfactory to Parent. Such articles of incorporation, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as permitted by application provisions of the GBCC and such articles of incorporation.

Section 3.02. Bylaws. The bylaws of the Company in effect at the Effective Time shall be amended in form and substance satisfactory to Parent. Such bylaws, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with Applicable Law and the terms thereof.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the managers of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Article 4
Representations and Warranties of the Company

Subject to Section 11.06, except as disclosed in any Company SEC Document filed from January 1, 2015 through the date of this Agreement, or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.02. Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger and the other transactions contemplated hereby (the “Company Shareholder Approval”). This Agreement constitutes a valid and binding agreement of the Company.

(b)     At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03(b), to recommend approval of this Agreement by its shareholders (such recommendation, the “Company Board Recommendation”). The Company Board Recommendation has not subsequently been rescinded or materially modified.

(c)     The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation (including any certificate of designations), by-laws, or like organizational documents, each as amended to date, of the Company and each of its material Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its such organizational documents, or has amended, modified or waived any provision of such organizational documents since the time delivered to Parent, in each case, with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing or registration with, or notice to, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Georgia and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, (iv) compliance with any applicable securities or “blue sky” laws, or the rules and regulations of the New York Stock Exchange (the “NYSE"), and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under (or an event that with notice or lapse of time or both would become a default) or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock and 250,000 shares of preferred stock, $0.01 par value per share. As of July 24, 2017, there were no outstanding shares of preferred stock of the Company and 60,431,099 outstanding shares of Company Stock (not including Company Restricted Stock) and Company Stock Options, Company RSUs, Company PSUs and Company Restricted Stock outstanding with respect to an aggregate of 2,707,598 shares of Company Stock (in the case of Company PSUs, at “target” level). All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid, and not subject to any pre-emptive rights or registration rights.

(b)     Except as set forth in Section 4.05(a) and for changes since July 24, 2017 resulting from the exercise of Company Stock Options or the settlement of Company RSUs and Company PSUs, in each case outstanding on such date or granted to the extent not prohibited by this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting security of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company is not a party to any voting agreement with respect to any Company Securities. All outstanding Company Securities have been issued or granted, as applicable, in compliance in all material respects with all Applicable Laws.

(c)     Section 4.05(c) of the Company Disclosure Schedules sets forth as of July 24, 2017 a list of each outstanding Company Stock Option, Company PSU, Company RSU, Company Restricted Stock, or other Company Securities issued under any Employee Plan (“Company Equity Awards”), and: (A) the number of shares of Company Stock subject to such outstanding Company Equity Awards; and (B) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Awards.

(d)     Except as set forth in this Section 4.05(d), none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers required to carry on its business as now conducted. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Subsidiaries or other material investments or material joint ventures of the Company are identified on Section 4.06(a) of the Company Disclosure Schedules.

(b)     All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien. As of the date of this Agreement, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. No Subsidiary is a party to any voting agreement with respect to any Company Subsidiary Securities. All outstanding Company Subsidiary Securities have been issued or granted, as applicable, in compliance in all material respects with all Applicable Laws.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has timely filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(b)     As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)     As of its filing date, each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)     Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)     The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 and 15d-15 under the 1934 Act, (i) designed, established and maintained disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, (ii) designed, established and maintained internal controls over financial reporting (“Internal Controls”) that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, and (iii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of Internal Controls which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) will, when filed, comply as to form and substance in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendments or supplements thereto is first mailed or otherwise made available to the shareholders of the Company and at the time of the Company Shareholder Approval, the Proxy Statement, together with any letter or communication with the stockholders and all information included or incorporated by reference in such materials, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.11. No Undisclosed Material Liabilities. Except as disclosed on Schedule 4.11, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; (iv) liabilities disclosed in, related to or arising under any Material Contracts or any Employee Plans; and (v) liabilities or obligations that would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or would prevent or materially impair or delay the consummation of the Merger.

Section 4.13. Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or any of their respective properties or assets, or any of the current or former officers, managers, or directors of the Company or any of its Subsidiaries in their capacities as such, other than any such action, suit, investigation or proceeding that: (i) seeks only monetary relief in an amount less than $300,000; provided that such action, suit, investigation or proceeding may seek nonmonetary relief that is not material to the Company and its Subsidiaries, taken as a whole, (ii) does not involve any inquiry, investigation, order, ruling or judgment of the SEC, or any material inquiry, investigation, order, ruling or judgment of any other Governmental Authority (other than a court), and (iii) does not relate to any accounting practices of the Company or any of its Subsidiaries, or any fraud or malfeasance by any current or former officer or director of the Company in their capacities as such.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business, free and clear of all Liens other than Permitted Liens.

(b)     As of the date hereof, Section 4.14(b) of the Company Disclosure Schedules sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), and (ii) all real property leased by or for the benefit of the Company or any of its Subsidiaries (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). The Company has delivered or made available to Parent copies of all material (i) title insurance policies, title reports, title opinions, abstracts, Phase I environmental assessments prepared for the Company within the last six months and surveys for the Real Property in the possession of the Company or any of its Subsidiaries, and (ii) leases, subleases or licenses, and all amendments and modifications thereof, with respect to the Leased Real Property (each, a “Real Property Lease”).

(c)    Except for Permitted Liens, neither the Company nor any of its Subsidiaries: (i) lease or grant any Person the right to use or occupy all or any part of any Owned Real Property, (ii) other than to Parent, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, (iii) has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Real Property Lease or any interest therein, or (iv) has subleased, licensed, or otherwise granted any Person (other than another wholly-owned

Subsidiary of the Company) a right to use or occupy such Leased Real Property or any portion thereof.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Real Property Lease is valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease, and (iii) the Company's or its Subsidiary's possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed, and to the knowledge of the Company, there are no disputes with respect to such Real Property Lease.

(e)     Except as set forth on Section 4.14(e) of the Company Disclosure Schedules, as of the date hereof, the Company has not received any written notice that all or any portion of Real Property is subject to any governmental order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor.

(f)      Except for any Permitted Liens and as set forth in Section 4.14(f) of the Company Disclosure Schedules, to the Company’s knowledge (i) there are no material contractual or legal restrictions that prevent the Company or any of its Subsidiaries from using any Real Property for its current use, and (ii) all structures and other buildings on the Real Property are in operating condition and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear in all material respects.

Section 4.15. Intellectual Property. (a) Section 4.15 of the Company Disclosure Schedules contains a true and complete list, as of the date hereof, of all registrations or applications for registration of Intellectual Property owned by the Company or any of its Subsidiaries (the “Company Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, (ii) the Company and each of its Subsidiaries have taken reasonable steps to maintain the Company Intellectual Property material to its business and to protect and preserve the confidentiality of all trade secrets material to its business, (iii) to the knowledge of the Company, (A) the Company and each of its Subsidiaries owns or has a right to use all Intellectual Property necessary for the conduct of its business as currently conducted, (B) there is no suit, order or proceeding pending or threatened, against the Company or any of its Subsidiaries challenging the validity, enforceability, use or ownership of any Company Intellectual Property, and (C) no third party is infringing upon, violating, or misappropriating any Company Intellectual Property, and the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person.

Section 4.16. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)     The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)     There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax, other than any audits with respect to which the Company or a Subsidiary has paid or accrued, in accordance with GAAP, any material taxes associated with such audits.

(d)     During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(e)     The Company and each of its Subsidiaries has properly withheld, and paid over to the appropriate Taxing Authority, all material Taxes that it was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person.

(f)      Neither the Company nor any of its Subsidiaries has been party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g)     “Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns.

Section 4.17. Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedules contains a correct and complete list identifying each material Employee Plan. With respect to each material Employee Plan, the Company has furnished to Parent true, complete and correct copies of the following documents (as applicable): (i) the written document evidencing such Employee Plan (or a description, if the Employee Plan is not written), and any amendments to such document, (ii) any summary plan description and summaries of material modification, (iii) any insurance contracts or other funding arrangements, (iv) the most recent actuarial report, (v) with respect to any Employee Plan intended to be “qualified” under Section 401(a) of the Code, the most recent determination letter from the IRS, (vi) the most recent Form 5500 annual report or Form 990 tax return; and (vii) any material correspondence with any Governmental Authority relating to any pending investigation or audit of any such Employee Plan.

(b)     As set forth in Section 4.17(b) of the Company Disclosure Schedules, the Company maintains a frozen defined benefit Employee Plan subject to Title IV of ERISA, the Morrison Restaurants Inc. Retirement Plan (the “Qualified Pension Plan”). The adjusted funding target attainment percentage of the Qualified Pension Plan as of June 30, 2016 (the most recent date for which such information is available) was 98.74%.

(c)     To the Company’s knowledge, no “reportable event” within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA has occurred in connection with any Employee Plan. No Employee Plan has failed to meet the minimum funding standards or otherwise failed to comply with Section 412 of the Code or Section 302 of ERISA. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Effective Time, (A) any liability under Title IV of ERISA arising in connection with a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code, which in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time.

(d)     Neither the Company nor any ERISA Affiliate of the Company nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(e)     Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired.

(f)      Each Employee Plan has been maintained and administered in all material respects in compliance with its terms and with Applicable Law. All material contributions, premiums and other payments required to be made with respect to any Employee Plan have been made on or before their due dates pursuant to Applicable Law and the terms of such Employee Plan. No claim, lawsuit, arbitration or other action has been brought in connection with any of the Employee Plans (other than routine claims for benefits and appeals of such claims) against the Company or any of its Subsidiaries that would reasonably result in material liability to the Company and its Subsidiaries.

(g)     The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws relating to labor and employment, including regarding discrimination, leaves of absence, wage and hour, classification, tax, mass layoffs, and immigration.

(h)     Except as provided by Section 2.05 or set forth in Section 4.17(h) of the Company Disclosure Schedules, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will entitle any Company Employee to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, in either case under any Employee Plan.

(i)      Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement.

(j)      Notwithstanding any other provisions in this Agreement to the contrary, the representations and warranties contained in this 4.17 are the only representations and warranties made with respect to employee benefits or labor and employment matters.

Section 4.18. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i)      no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)     neither the Company nor any of its Subsidiaries has disposed of, released, processed, transported, treated, used, handled, discharged or exposed any Person to any Hazardous Material at, under, in, or from any real property at any other location owned or occupied by the Company or any of its Subsidiaries that is reasonably likely to result in liability to the Company or any of its Subsidiaries under any Environmental Laws;

(iii)    the Company does not own or lease any real property that is, to the Company’s knowledge as of the date hereof, subject to any investigation, remediation, or monitoring under any Environmental Laws; and

(iv)    the operations of the Company and each of its Subsidiaries are, and have been, in compliance with the terms of applicable Environmental Laws and all environmental permits necessary for their operations.

(b)     Except as set forth in this Section 4.18, no representations or warranties are being made with respect to matters arising under or relating to Environmental Laws or other environmental matters.

Section 4.19. Material Contracts. Except as set forth on Section 4.19(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Material Contract. The Company has made available to Parent correct and complete copies of all Material Contracts, including any material amendments thereto. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Material Contracts is valid and in full force and effect, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract. For the purposes of this Agreement, “Material Contract” means any written or oral contract, arrangement, commitment or understanding that:

(i)     is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    is with any officer of the Company or member of the Company’s Board of Directors;

(iii)   provides for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by the Company or a Subsidiary of any of the obligations of the Company or another wholly-owned Subsidiary, or (y) indemnification directors, officers, or other Persons in the ordinary course of business;

(iv)   limits or purports to limit in any material respect the right of the Company or any of its Subsidiaries (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

(v)    relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise) by the Company or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case, with a value in excess of $500,000;

(vi)   grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or its Subsidiaries;

(vii)   contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(viii) obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;

(ix)  relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company in which the Company or any of its Subsidiaries is still a member, partner or shareholder in, other than a wholly-owned Subsidiary of the Company;

(x)   relating to indebtedness for borrowed money, whether as borrower or lender, having an outstanding amount in excess of $500,000 individually other than (A) accounts receivable and payable arising in the ordinary course of business, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(xi)  relating to any Intellectual Property that are material to the Company and its Subsidiaries, taken as a whole, other than (i) licenses for commercially available off-the-shelf software and (ii) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business; or

(xii) under which the Company or any of its Subsidiaries is otherwise obligated to make or receive payment or incur costs in excess of $500,000 in any year and which is not otherwise described in clauses (i)–(xi) above;

in each case, other than those that are terminable by the Company or any of its Subsidiaries on no more than 90 days’ notice without liability or financial obligation to the Company or any of its Subsidiaries in excess of $250,000 for each such terminable Material Contract.

Section 4.20. Finders’ Fees. Except for UBS Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.21. Opinion of Financial Advisor. The Company has received the opinion of UBS Securities LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s shareholders from a financial point of view and such opinion has not been withdrawn, revoked, or materially modified.

Section 4.22. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover law. The Company’s Board of Directors has taken all actions so that no restrictions contained in the GBCC regarding a change of control, merger or other business combination transaction will apply to the execution, delivery, or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, other than the Company Shareholder Approval.

Section 4.23. Franchise Matters. For purposes of this Agreement: (i) “Franchise” means any “franchise” or “business opportunity” as defined under any applicable Franchise Laws; and (ii) “Franchise Laws” means (a) the Federal Trade Commission regulation entitled “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures,” 16 C.F.R. Part 436, for the time period prior to June 30, 2008; (b) the Federal Trade Commission regulation entitled “Disclosure Requirements and Prohibitions Concerning Business Opportunities,” 16 C.F.R. Part 437 (2007) for periods on or after June 30, 2008; and (c) Applicable Laws that were promulgated or issued by a Governmental Authority and that govern, regulate, or otherwise affect the offer or sale of Franchises in those jurisdictions.

(a)     Except as disclosed in Section 4.23(a) of the Company Disclosure Schedules, to the Company’s knowledge, since January 1, 2012: (i) the Company is the only Person that operates, has operated, and/or has the right to offer or grant Franchises for, restaurants under the “Ruby Tuesday” brand; (ii) no Subsidiary or Affiliate of the Company, has offered or sold Franchises for restaurants under the “Ruby Tuesday” brand; and (iii) neither the Company, nor any Subsidiary or Affiliate of the Company, has offered or granted franchises for any system other than the Franchise System.

(b)     Section 4.23(b) of the Company Disclosure Schedules sets forth a true, complete and correct list of all Persons (“Franchisees”) that as of the date hereof: (A) operate a restaurant under the “Ruby Tuesday” brand and franchise system (the “Franchise System”) pursuant to an agreement or arrangement, whether written or oral, for such restaurant with the Company and/or (B) hold the right to establish or to acquire from the Company “Ruby Tuesday” restaurants pursuant to an agreement with the Company or any of its Subsidiaries (each of the agreements in the foregoing clauses (A) or (B), a “Franchise Contract”). The Company and its Subsidiaries have not entered into any material agreement, arrangement or made any waiver, which permits any Franchisee to make payments other than as specified in their Franchise Contract, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(c)     Except as disclosed in Section 4.23(c) of the Company Disclosure Schedules, no Person has any valid remaining unexercised right or obligation to develop a Franchise under the Franchise System in the future, has received any territorial exclusivity or development rights related to the Franchise System, or has been granted any other form of exclusive or protected territory.

(d)     To the Company’s knowledge, no Franchisee is entitled to any rebate, payment, reimbursement or other consideration from the Company or any of its Subsidiaries or Affiliates, in connection with the sale of products or services to such Franchisee, whether such sale was made by the Company, its Subsidiaries or Affiliates, or any third-party supplier of goods and services, which individually or in the aggregate with other Franchisees would be reasonably expected to have a Material Adverse Effect.

(e)     At all times since January 1, 2012, (i) the Company and its Subsidiaries have materially complied with all Franchise Laws relating to franchise sales and disclosure, licensing and registration of the Franchise System as currently operated; (ii) to the Company’s knowledge, none of the Company or its Subsidiaries has furnished any materials or information that could be construed as “earnings claim” information or “financial performance representation” information in violation of the requirements specified in the applicable Franchise Laws to any Person the Company is considering granting a Franchise, and (iii) a copy of the appropriate pre-sale disclosure document (whether in the form of a “uniform franchise offering circular,” “franchise disclosure document” or otherwise) issued or otherwise used by the Company in connection with the offer and sale of Franchises in the appropriate jurisdiction, in accordance with applicable Franchise Laws, was provided to each Franchisee as to which the Company had an obligation to provide such disclosure.

(f)     Except as set forth on Section 4.23(f) of the Company Disclosure Schedules: (i) as of the date hereof, the Company and its Subsidiaries, and to the knowledge of the Company, each other party thereto, are in material compliance with all Franchise Contracts; (ii) the consummation of the transactions contemplated hereby will not affect the validity of any of the Franchise Contracts; and (iii) each Franchise Contract effective as of the date hereof was duly executed by the Company or its Subsidiary, and constitutes a valid and binding agreement enforceable by the Company or its Subsidiary in accordance with its material terms, subject to Applicable Law, with only such exceptions, in the case of each of clauses (i) through (iii), as would not be material to the Company and its Subsidiaries, taken as a whole.

Section 4.24. Company Permits. Each of the Company and its Subsidiaries is in possession of grants, authorizations, licenses (including liquor licenses), permits, registrations, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as it is conducted on the date hereof (“Company Permits”) and no suspension or cancellation of any material Company Permits is pending, except where the failure to have or the suspension or cancellation of any Company Permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Company’s knowledge, no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result, directly or indirectly, in a material violation of Applicable Law, or a failure to comply with, any term or requirement of any material Company Permits, except where such violation or failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.25. Insurance. Schedule 4.25 of the Company Disclosure Schedule sets forth (a) a true and complete list of all material policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by the Company and its Subsidiaries as of the date hereof; and (b) a list of all material pending claims and the claims history for such insurance policies since the Company Balance Sheet Date. All insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with Applicable

Law. Neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. To the knowledge of the Company: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 4.26. Related Party Transactions. There are, and since the date of the Company 10-K, there have been, no contracts, transactions, arrangements, or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof or any holder of 5% or more of the shares of Company Stock, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company's Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 4.27. Anti-Corruption Matters. None of the Company, any of its Subsidiaries or, to the Company’s knowledge, any of their respective directors or officers acting for or on behalf of the Company or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Authority; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any Applicable Law relating to anti-corruption, bribery, or similar matters.

Section 4.28. No Other Representations and Warranties. (a) Except for the representations and warranties set forth in this Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)     Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the

Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

Article 5
Representations and Warranties of Parent

Subject to Section 11.06, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its formation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the limited liability company powers of Parent and Merger Subsidiary and have been duly authorized by all necessary limited liability company action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing or registration with, or notice to, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Georgia and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under (or an event that with notice or lapse of time or both would become a default), or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Subsidiary is entitled under any provision of any material agreement or other instrument binding upon Parent or Merger Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of the Parent or Merger Subsidiary, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 5.06. Finders’ Fees. Except for M&A Securities Group, Inc. (MAS), whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07. Financing. (a) Parent has delivered to the Company true and complete copies of (i) fully executed commitment letters or agreements (the “Debt Commitment Letters”) pursuant to which the parties thereto have confirmed their respective commitments to provide Parent with sale and leaseback and/or debt financing in connection with the transactions contemplated hereby (the “Debt Financing”), and (ii) a fully executed commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from NRD Partners II, L.P. confirming its commitments to provide Parent with equity financing, directly or indirectly, in connection with the transactions contemplated hereby (the “Equity Financing” and together with the Debt Financing, the “Financing”). There are no side letters or other agreements, contracts, arrangements or understandings (written or oral) related to the funding of the Financing other than as expressly set forth in the Financing Commitment Letters.

(b)     The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and the other parties thereto. Each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Parent or Merger Subsidiary under any Financing Commitment Letter. There are no conditions precedent to the funding of the full amount of the Financings other than the conditions precedent set forth in the Financing Commitment Letters, and Parent has no reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition of the Financing, or that the Financing will not be made available to Parent on the date of the Closing. Subject to the terms and conditions of the Financing Commitment Letters, the aggregate proceeds of the Financings are in an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement, effect any other repayment or refinancing of debt contemplated in connection with the consummation of the Merger and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement. Parent has fully paid any and all commitment fees or other fees required by the Financing Commitment Letters, which are required to be paid on or prior to the date hereof.

(c)     The Debt Commitment Letters contemplate, in part, a sale leaseback related to the Real Property. Each financing source party to a Debt Commitment Letter involving a sale leaseback or contemplating a security interest in Real Property (the “Real Property Financing Sources”) has reviewed, and unconditionally approves and accepts, all information and documents referenced in the due diligence materials contained as of the date hereof in the electronic data room established by the Company or its Representatives in connection with the transactions contemplated by this Agreement (the “Data Room”) with respect to the Real Property, including, without limitation, title reports and title exceptions, surveys and site plans, zoning reports, appraisals, environmental and property condition reports and all other Real Property related documents and materials.  Such Debt Commitment Letters (x) do not impose any requirements or closing conditions with respect to the Leased Real Property not otherwise expressly provided in Article 9 of this Agreement and (y) with respect to the Owned Real Property, do not impose any requirements or closing conditions not otherwise expressly provided in Article 9 of this Agreement, except to the extent that (A) updated title commitments or surveys for the Owned Real Property, if any, disclose new Liens that are not Permitted Liens and the final title policies issued with respect to such affected Owned Real Property would not insure against or otherwise protect the Real Property Financing Sources from loss or liability arising from such new Liens, and (B) updated environmental reports for the Owned Real Property, if any, disclose new violations of any Environmental Law involving the Owned Real Property, which violations cause the loss of Debt Financing for any affected Owned Real Property (the event of (A) and/or (B), a “Real Property Deficiency”); provided, however, that, collectively, the Financing Commitment Letters include sufficient available proceeds to consummate the Merger without any requirements or closing conditions with respect to the Real Property not otherwise expressly provided in Article 9 of this Agreement, unless the aggregate value (based on the values specified in the applicable Debt Commitment Letters) of the Owned Real Property affected by Real Property Deficiencies exceeds ten percent (10%) of the total value of all Owned Real Property specified in the Debt Commitment Letters.

Section 5.08. Solvency. Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, (ii) the accuracy of the representations and warranties set forth in Article 4 of this Agreement (for this purpose, such representations and warranties shall be true and correct in all material respects) and (iii) after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letters and the payment of all related fees and expenses, the Surviving Corporation on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (A) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (1) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (B) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (C) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 5.09. Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantee (the “Guarantee”) executed by NRD Partners II, L.P. (the “Guarantor”). The Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.

Section 5.10. Ownership of Company Stock. Parent, Guarantor and their respective affiliates (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) do not directly or indirectly beneficially own (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) five percent (5%) or more of the outstanding shares of Company Stock or other securities of the Company (assuming for this purpose the full exercise of any options, warrants or other rights to acquire Company Stock or other securities of the Company held by such persons).

Article 6
Covenants of the Company

The Company agrees that:

Section 6.01. Conduct of the Company. Except as set forth in Section 6.01 of the Company Disclosure Schedule, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and use its reasonable best efforts to preserve intact its business organizations and relationships with third parties (including customers, suppliers, distributors and Franchisees) and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)     amend its articles of incorporation, bylaws or other similar organizational documents;

(b)     (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c)     (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs and Company PSUs, in each case that are outstanding on the date of this Agreement or are granted to the extent not prohibited by this Agreement, in accordance with the terms thereof or (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company issued under any other Employee Plan or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)     acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments set forth on Section 6.01(d) of the Company Disclosure Schedules or (ii) inventory in the ordinary course of business;

(e)     sell, lease, license or otherwise transfer or pledge, encumber, or otherwise subject to any Lien (other than a Permitted Lien) any Company Securities, Company Subsidiary Securities, or any of its other material assets, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(f)      other than in connection with actions permitted by Section 6.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any of its wholly-owned Subsidiaries);

(g)     repurchase, prepay or incur any indebtedness for borrowed money or guarantees thereof, or issue or sell any debt securities or other rights to acquire debt securities of the Company or any of its Subsidiaries, or guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, other than (i) any indebtedness or guarantee incurred in the ordinary course of business consistent with past practice, (ii) incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or (iii) any indebtedness under that certain Revolving Credit Agreement dated as of May 26, 2017 among the Company, as borrower, certain subsidiaries of the Company as the guarantors, the lenders from time to time party thereto and UBS AG, Stamford Branch, as administrative agent and issuing bank;

(h)     with respect to any director, executive officer or any Company Employee whose annual base salary exceeds $100,000, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement), (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (iii) increase compensation or bonus opportunity, other than increases in the ordinary course of business consistent with past practice, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining arrangement, or (v) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Employee Plans, or make any contribution to any Employee Plan, other than contributions required by Applicable Law, or the terms of such Employee Plan as in effect on the date hereof;

(i)      change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(j)      except to the extent required by Applicable Law or in the ordinary course of business, make or change any material Tax election, adopt or change any accounting method for Tax purposes that has a material effect on Taxes, agree to any extension or waiver of the statute of limitations relating to a material amount of Taxes, file any amendment to any Tax Return in respect of a material amount of Taxes, enter into any closing agreement, take any action to surrender any right to claim a material Tax refund, or settle or compromise any material Tax liability;

(k)     initiate, settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(l)      adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(m)    terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(n)     abandon, allow to lapse, sell, assign, transfer, grant any security interest in, otherwise encumber or dispose of any material Company Intellectual Property, or grant any right or license to any material Company Intellectual Property, in each case, other than in the ordinary course of business;

(o)     enter into any agreement with respect to the voting of, any Company Securities or Company Subsidiary Securities;

(p)     make or agree to make any capital expenditure in excess of $3,000,000 in any successive four week period;

(q)     close more than 10 of the restaurants of the Company and its Subsidiaries operating as of the date of this Agreement;

(r)      materially modify the menu offerings of its restaurants, including any material modification to the ingredients comprising such menu offerings, or the sourcing, distribution or manufacture of such ingredients and menu offerings;

(s)     enter into any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K;

(t)      sell (or offer for sale) any Franchises, other than as required under the terms of valid a franchise development agreement with a franchise developer existing as of the date of this Agreement;

(u)     enter into any material new line of business outside the businesses being conducted by the Company and its Subsidiaries on the date hereof and any reasonable extensions thereof;

(v)     enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Material Contract or any Lease with respect to material Real Property;

(w)    take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of any party hereto to consummate the Merger or the other transactions contemplated by this Agreement, including the financing thereof; or

(x)     agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Shareholder Meeting. (a) The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of this Agreement and the Merger (and in connection therewith, the Company will mail or otherwise make available the Proxy Statement to the holders of Company Stock in advance of such meeting). Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Company Shareholder Approval and (iii) otherwise comply with all Applicable Laws relating to such meeting.

(b)    The Company shall not submit any other proposals for approval at the Company Shareholder Meeting without the prior written consent of Parent. The Company shall keep Parent reasonably updated with respect to proxy solicitation results as requested by Parent. Once the Company Shareholder Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholder Meeting without the consent of Parent (other than: (A) in order to obtain a quorum of its stockholders; or (B) to allow reasonable additional time after the filing and mailing of any supplemental or amended disclosures to the Proxy Statement for compliance with applicable legal requirements). If the Company’s Board of Directors modifies or withdraws the Company Board Recommendation, it will not alter the obligation of the Company to submit the adoption of this Agreement and the approval of the Merger to the holders of Company Stock at the Company Shareholder Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Shareholder Meeting.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Prior to the satisfaction of Section 9.01(a), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, or subject to the remainder of this Section 6.03, (i) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (ii)  fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or make any public statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (ii), an “Adverse Recommendation Change”), (iii) amend, modify or grant any waiver or release under, any standstill, confidentiality or similar agreement of the Company or any of its Subsidiaries, or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”).

(b)    Exceptions to No-Shop Prohibitions.

(i)     Exception for Diligence and Discussions. Notwithstanding any other provision of this Agreement, if prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives has received a bona fide, unsolicited, written Acquisition Proposal (including bona fide unsolicited Acquisition Proposals from Third Parties that may have otherwise submitted proposals prior to the date hereof), then (x) the Company (directly or through its Representatives) may make inquiries solely for the purpose of clarifying such Acquisition Proposal, and only to the extent necessary for such purpose) and (y) if the Board of Directors reasonably believes such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, after consultation with outside legal counsel, then the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party and its Representatives and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be promptly provided to Parent); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii)    Exception for Superior Proposal. Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Company Shareholder Approval, if the Company has received a Superior Proposal then the Board of Directors may make an Adverse Recommendation Change and/or cause the Company to terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to pursue and negotiate a definitive Alternative Acquisition Agreement in respect of such Superior Proposal.

(iii)   Exception for Intervening Events. Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Company Shareholder Approval, if the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, the Board of Directors may, in response to an Intervening Event, make an Adverse Recommendation Change.

(iv)   Compliance with Rule 14e-2(a). In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03, if the Company determines after consultation with outside legal counsel that failure to take such action or make such statement may constitute a violation of Applicable Law; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse

Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)     Required Notices.

(i)      None of the Board of Directors, any of the Company’s Subsidiaries or any of their respective Representatives, shall take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.

(ii)     In addition, at any time until the satisfaction of Section 9.01(a), the Company shall notify Parent promptly (but in no event later than two Business Days) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that could reasonably be expected to make, or has made, an Acquisition Proposal. The Company shall provide such notice in writing and shall, to the extent permitted by any agreements with such Third Party or its Affiliates, identify the Third Party making such Acquisition Proposal, indication or request, and the material terms and conditions thereof. The Company shall, to the extent permitted by any agreements with such Third Party or its Affiliates, keep Parent fully informed, on a current basis, of the status and material details of any such Acquisition Proposal, indication or request, including any amendments to the price and other material terms thereof. Prior to the satisfaction of Section 9.01(a), the Company shall provide Parent with at least two Business Days prior notice of any meeting of the Company’s Board of Directors (or such lesser notice as is provided to the members of the Company’s Board of Directors) at which the Company’s Board of Directors is reasonably expected to consider any Acquisition Proposal.

(iii)    At least five Business Days before making an Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) any Alternative Acquisition Agreement, or taking any other action with respect to a Superior Proposal (the “Proposal Period”), Company shall, and shall cause its Representatives to negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments.

(d)     Application of this Provision to Representatives. It is agreed that any violation of the restrictions on the Company set forth in this Section 6.03 by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03 by the Company.

(e)   Obligation to Terminate Discussions. Subject to this Section 6.03, the Company (A) shall, and shall cause any of its Subsidiaries and its and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal, and (B) shall promptly request that all copies of all confidential information that the Company or any of its Representatives have distributed or made available to any such Third Party in connection with their consideration of any Acquisition Proposal (and all analyses and other materials prepared by or on behalf of such Third Party that contains, reflects or analyzes that information) be promptly destroyed or returned, and cause any physical or virtual data room to no longer be accessible to or by any such Third Party.

(f)    Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

(i)    “Acceptable Confidentiality Agreement” means a confidentiality agreement with a Third Party that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit or otherwise restrict the Company from (i) disclosing to Parent the identity of such Third Party or the material terms and conditions of any Acquisition Proposal from such Third Party or (ii) keeping Parent fully informed of the status and material details of any such Acquisition Proposal, including any amendments to the price and other material terms thereof;

(ii)   “Intervening Event” means a material fact, event, change or development in circumstances that (A) arises after the date hereof and was not known (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) to the Board of Directors of the Company as of or prior to the date hereof and (B) involves or relates to the Financing and not to an Acquisition Proposal;

(iii)  “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (including bona fide unsolicited Acquisition Proposals from Third Parties that may have otherwise submitted proposals prior to the date hereof) for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including the identity of the Third Party, any break-up fees, expense reimbursement provisions, conditions to consummation, likelihood of satisfying all such conditions, the other terms and conditions of the Acquisition Proposal, any terms of this Agreement proposed by Parent during the Proposal Period, the availability and terms of any financing, and the estimated time period necessary prior to consummation of the transactions contemplated by such Acquisition Proposal, are more favorable to the Company’s shareholders than as provided hereunder.

Section 6.04. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall and shall cause its Subsidiaries to (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books, officers, employees, accountants, agents, books, contracts, assets and records of the Company and its Subsidiaries, such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time, provided that Parent and its Affiliates shall not conduct or cause to be conducted any sampling, testing or other invasive investigation of the indoor or outdoor air, soil, soil gas, surface water, groundwater, building materials or other environmental media, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No investigation shall affect the Company's representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or Merger Subsidiary pursuant to this Agreement.

Section 6.05. Transaction Costs. The Company has delivered to Parent an estimate of all Transaction Costs (“Projected Transaction Costs”), and any supporting evidence that Parent has reasonably requested to support the Projected Transaction Costs, including any definitive agreements between the Company and material third-party providers. “Transaction Costs” means all out of pocket costs and expenses incurred by the Company in connection with the consideration and consummation of the transactions contemplated hereby and not paid as of the date hereof or accrued in the Company’s most recent consolidated balance sheet disclosed in any Company SEC Document, including but not limited to financial advisors, investment bankers, attorneys and accountants, whether payable before or after the date of the Closing, including fees, costs and expenses accrued and earned as a result of the Closing. No later than two (2) Business Days prior to the date of the Closing, the Company shall deliver to Parent its good faith estimate of Projected Transaction Costs (taking into account the information then available to the Company).

Section 6.06. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, the Merger, or any other transaction contemplated by this Agreement, then the Company and the Board of Directors of the Company shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Applicable Law inapplicable to the foregoing.

Section 6.07. Stock Exchange Delisting; Exchange Act Deregistration. Before the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE and SEC to enable the delisting by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than fifteen (15) trading days after the date of the Closing.

Article 7
Covenants of Parent

Parent agrees that:

Section 7.01. Conduct of Parent. Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Subsidiary to consummate the Merger or the other transactions contemplated by this Agreement, including the financing thereof.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Voting of Shares. Parent shall vote, and shall cause its Affiliates to vote, all shares of Company Stock beneficially owned by them or any of their Subsidiaries in favor of approval of this Agreement at the Company Shareholder Meeting.

Section 7.04. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)     For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company, exclusively in their capacity as such (each, an “Indemnified Person”), in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the GBCC or any other Applicable Law or provided under the Company’s most recent articles of incorporation and bylaws.

(b)     For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)     Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the amount the Company paid for such policies for the period beginning on March 9, 2017 and ending on March 9, 2018, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)     The Surviving Corporation shall pay on an as-incurred basis the fees and expenses of such Indemnified Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any action, suit, proceeding or investigation that is the subject of the right to indemnification, provided that such Person shall undertake to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that such Person is not entitled to indemnification.

(e)     If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.

(f)      The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under the GBCC or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.05. Employee Matters.

(a)     For a period of twelve (12) months following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is a Company Employee immediately prior to the Effective Time and continues to be employed immediately following the Effective Time by Parent or the Surviving Corporation or any Subsidiary thereof (each, a “Continuing Employee”), the terms and conditions of which shall be honored by Parent and the Surviving Corporation, (i) for so long as such Company Employee is so employed by the Company or respective Subsidiary, salary and incentive opportunities that are each no less favorable (including any value attributable to equity-based compensation) than those provided to such Continuing Employee immediately prior to the Effective Time; provided that (A) cash incentive opportunities for each individual covered under this clause shall be no less than such individual's 2016 cash incentive opportunity and (B) the value attributable to equity-based compensation to any individual covered under this clause shall be based on the value of the actual equity award granted in 2016 by the Company to such individual (unless 2017 opportunities and equity grants have been made, in which case references to “2016” shall be replaced by “2017”), and (ii) severance benefits that are no less favorable than those provided to such Continuing Employee (A) as in effect at the date hereof and disclosed to Parent prior to the date hereof or (B) established or amended after the date hereof in compliance with this Agreement. Parent shall also provide or cause the Surviving Corporation to provide each Continuing Employee with employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Employee by the Company or the applicable Subsidiary immediately prior to the Effective Time, until the end of each applicable plan year of each applicable Employee Plan under which such benefits accrue; provided that Parent shall comply with or cause the Surviving Corporation to provide the severance benefits set forth in the preceding sentence for the Continuation Period. In addition, and without limiting the generality of the foregoing, each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all plans of Parent, the Surviving Corporation or their respective affiliates (“Surviving Corporation Plans”) to the extent coverage under any such plan replaces coverage under a comparable Employee Plan in which such Continuing Employee was eligible to participate immediately prior to the Effective Time.

(b)     With respect to all Surviving Corporation Plans, including any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes (but not for benefit accrual under any defined benefit plan or retiree welfare benefit plan or vesting under any equity compensation plan), including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service, or such service was not credited under the corresponding Employee Plan.

(c)     With respect to any welfare plan maintained by Parent or any of its Subsidiaries in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to use commercially reasonable best efforts to (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such Continuing Employees or eligible dependents or beneficiaries under the corresponding welfare Employee Plan in which such Continuing Employees participated immediately prior to the Effective Time and (ii) provide Continuing Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(d)     Annual cash-based bonuses for the fiscal year in which the Effective Time occurs shall pay out based on the actual achievement of any applicable performance metrics over the applicable performance period having occurred as of such time, prorated for the number of days which have elapsed in the applicable bonus plan or performance period (up to and including the date on which the Effective Time occurs), and, in any case, annual cash-based bonuses shall be treated no less favorably than provided by the terms of the applicable Employee Plan and, if applicable, the Company’s Change in Control Plan. Annual cash-based bonuses for the fiscal year prior to the fiscal year in which the Effective Time occurs, but which have not yet been paid as of the Effective Time, shall pay out based on the actual achievement of any applicable performance metrics over the applicable performance period, as determined by the Compensation

Committee of the Company’s Board of Directors (or such committee’s delegate) prior to the Effective Time.

(e)     For the avoidance of doubt, nothing in this Section 7.05 shall cause any Company Employee to be treated less favorably than he or she would be treated pursuant to the terms set forth in the Company’s change in control severance plan.

(f)      With respect to any Continuing Employees whose principal place of employment is outside of the United States, Parent’s obligations under this Section 7.05(f) shall be modified to the extent necessary to comply with Applicable Law where such Company Employees primarily perform their duties.

(g)     The provisions of this Section 7.05 are solely for the benefit of the parties to this Agreement, and no Company Employee, Continuing Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 7.05 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or any compensation or benefit plan, program, agreement or policy of Parent or any of its Subsidiaries. Nothing herein shall be construed as an amendment to any Employee Plan or compensation or benefit plan, program, agreement or policy of Parent or any of its Subsidiaries.

(h)     Nothing contained herein, express or implied: (i) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; (ii) shall prevent the Surviving Corporation, Parent, or any of their respective Affiliates from terminating the employment of any Company Employee, including any Continuing Employee, following the Effective Time, or (iii) otherwise confer upon any current or former employee of the Company, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights (including for sake of clarity, any third party beneficiary rights) or remedies of any nature or kind whatsoever under or by reason of this Section 7.05(h). The parties hereto acknowledge and agree that the terms set forth in this Agreement shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Corporation, Parent, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Company Employee and the Surviving Corporation.

Article 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01. Company Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, waivers, and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement, and (iv) providing such other assistance as Parent may deem reasonably necessary in connection with the anticipated transition of the Company and its Subsidiaries.

(b)     In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act, to the extent necessary and appropriate, with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Neither Parent nor the Company shall commit to or agree (or permit any of their respective Subsidiaries to commit to or agree) with any Governmental Authority to stay, toll, or extend any applicable waiting period under the HSR Act, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).

(c)     Notwithstanding anything to the contrary set forth in this Agreement, Parent agrees, and agrees to cause its Affiliates, to use reasonable best efforts to take any and all steps, and to make any and all undertakings, to avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation laws that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, so as to enable the consummation of the transactions contemplated hereby and thereby to occur as soon as reasonably possible (and in any event, no later than the End Date).

(d)     Each of Parent and Merger Subsidiary agrees not to issue any equity interests to any Person other than: (i) pursuant to the terms and conditions of the Equity Commitment Letter, and/or (ii) to any Affiliates of Parent, newly-formed to consummate the transactions contemplated hereby, but which have no assets prior to the Closing.

Section 8.02. Financing. (a) Each of Parent and Merger Subsidiary acknowledges and agrees that neither the Company nor any of its Subsidiaries shall have any responsibility for, or incur any Liability to any Person under or with respect to, the Financing, or any cooperation provided pursuant to this Section 8.02, and Parent and Merger Subsidiary shall indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees, agents and Representatives from and against any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith.

(b)     Parent and Merger Subsidiary shall use, and shall cause their Affiliates to use, its and their best efforts to (i) arrange and obtain the proceeds of the Financing on substantially the terms and conditions described in the Financing Commitment Letters, (ii) enter into definitive agreements with respect thereto on substantially the terms and conditions contained in the Financing Commitment Letters (including the flex provisions thereof) or on such other terms as Parent and Merger Subsidiary deem appropriate to satisfy their financing requirements to facilitate the Closing provided that such other terms shall be no less favorable to Parent, Merger Subsidiary and the Company (the “Financing Agreements”), which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, and (iii) satisfy on a timely basis all conditions applicable to Parent, Merger Subsidiary, the Guarantor or their respective Affiliates under the Financing Agreements (including the consummation of the Equity Financing), except where such failures would not be reasonably expected to materially delay or prevent the consummation of the Financing and the Closing on the terms contemplated hereby or make the funding of the Financing less likely to occur.

(c)     Subject to the following sentence, Parent and Merger Subsidiary shall not, and shall cause their Affiliates not to, amend, alter or waive, or agree to amend, alter or waive, any term or provision of the Financing Commitment Letters without the written consent of the Company unless (in the case of the Debt Commitment Letters only) such amendment, alteration or waiver would not reasonably be expected to delay or prevent the Closing or to make the funding of the Debt Financing less likely to occur. If any portion of the Debt Financing becomes or could become unavailable in the manner or from the sources contemplated in the Debt Commitment Letters, (i) Parent shall immediately so notify the Company and (ii) Parent and Merger Subsidiary shall use their reasonable best efforts to arrange to obtain any such portion from alternative sources, on terms, taken as whole, that are no more adverse to Parent and the Company (including after giving effect to the flex provisions) as promptly as practicable, including by entering into one or more new debt commitment letters providing for such alternative financing and definitive agreements with respect to the alternative financing contemplated by such new debt commitment letters. If and to the extent that the Financing is supplemented or superseded by any such alternative financing, Parent shall deliver to the Company true and complete copies of all commitments or definitive agreements with respect to such alternative financing, and the terms “Debt Financing”, “Financing”, “Financing Agreements”, “Debt Commitment Letter” and “Financing Commitment Letters” shall each be deemed to be modified, mutatis mutandis, to refer to such alternative financing and any commitments or definitive agreements with respect thereto.

(d)     Parent and Merger Subsidiary shall comply, shall cause their Affiliates to comply, and shall use its and their reasonable best efforts to cause its and their Representatives to comply, with the terms, and satisfy on a timely basis all conditions, of the Financing Commitment Letters and the Financing Agreements, except those terms and conditions the failure to comply with which would not be reasonably expected to materially delay or prevent the consummation of the Financing or the Closing or to make the funding of the Debt Financing less likely to occur. Any breach of the Financing Commitment Letters or the Financing Agreements by Parent, Merger Subsidiary or the Guarantor or any of their respective Affiliates that materially delays or prevents the consummation of the Financing and the Closing or makes the funding of the Financing less likely to occur shall be deemed a breach by Parent and Merger Subsidiary of this Section 8.02 to the extent that such delay or breach is not caused by: (i) any breach of this Agreement by the Company, and/or (ii) any Real Property Deficiencies pertaining to Owned Real Property specified in the Debt Commitment Letters, to the extent that the aggregate value of such Owned Real Property affected by Real Property Deficiencies exceeds ten percent (10%) of the total value of all Owned Real Property specified in the Debt Commitment Letters. Parent shall (x) furnish to the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any breach or threatened breach by any party of any of the Financing Commitment Letters, the Financing Agreements or any related fee or engagement letter of which Parent or Merger Subsidiary becomes aware or any termination or threatened termination thereof and (z) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing, including by promptly providing the Company with all drafts and term sheets relating to the Financing Agreements and, if applicable, all drafts and term sheets relating to any alternative financing.

(e)     The Company shall and shall cause its Subsidiaries and their respective Representatives to, subject to the last two sentences of this Section 8.02(e), cooperate with the arrangement of the Financing as may be reasonably requested by Parent; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries. Such cooperation by the Company shall include, at the reasonable request of Parent, (i) agreeing to enter into such agreements, and to use reasonable best efforts to deliver such officer’s certificates, as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the assets of the Company and its Subsidiaries pursuant to such agreements as may be reasonably requested (provided that no obligation under any such agreement, pledge or grant shall be effective until the Closing), (ii) subject to Section 6.04 and Section 8.06, providing to the lenders specified in the Financing Commitment Letters financial and other information with respect to the business of the Company and its Subsidiaries, making the senior officers of the Company and its Subsidiaries available to assist the lenders specified in the Financing Commitment Letters and otherwise reasonably cooperating in connection with the Financing, (iii) providing assistance in obtaining any consents of third parties necessary in connection with such financing, (iv) providing assistance in extinguishing existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, and (v) assisting Parent in securing the cooperation of the independent accountants of the Company and its Subsidiaries. Parent shall promptly reimburse the Company’s and its Subsidiaries’ documented third-party expenses and costs incurred in connection with this Section 8.02, other than: (a) those costs incurred by the Company for the information, surveys, commitments or reports already delivered into the Data Room, which shall be at the Company’s sole cost and expense, or (b) costs associated with correcting Real Property title defects, releasing Liens or curing any Real Property Deficiency, in each case to the extent such correction, release or cure is not effective prior to the Effective Time, which shall be paid by the Company as of the Effective Time using then available cash. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing.

Section 8.03. Certain Filings. (a)  In connection with the Company Shareholder Meeting, as soon as reasonably practicable following the date of this Agreement the Company shall prepare and file the Proxy Statement with the SEC. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement, (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers, and (iv) by disclosing the frequency and content of any communications with any Governmental Authority to the other party, and obtaining the other party’s input on all communications, responses and meetings with any such Governmental Authority.

(b)     Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

Section 8.04. Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the prior consent of the other party; provided that the foregoing shall not restrict the Company from taking any actions in connection with any Acquisition Proposal or Intervening Event.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)     any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)     any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)     any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement; and

(d)     any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions under Article IX.

Section 8.07. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any disposition of Company Stock (including derivative securities with respect to Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Article 9
Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)     the Company Shareholder Approval shall have been obtained in accordance with the GBCC;

(b)     no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect; and

(c)     any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)     the Company shall have performed in all material respects all of its obligations hereunder;

(b)     (i) the representations and warranties of the Company in Article 4 other than Sections 4.01, 4.02, 4.05(a), 4.20, 4.21 and 4.22 shall be true and correct in all respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), without giving effect to any materiality or Material Adverse Effect qualifications, with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.05(a), 4.20, 4.21 and 4.22 shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time); and

(c)     Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)     (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Article 10
Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)     by mutual written agreement of the Company and Parent;

(b)     by either the Company or Parent, if:

(i)      the Merger has not been consummated on or before the six-month anniversary of the date of this Agreement (the “End Date”); provided, that if all of the conditions set forth in Article 9 have been satisfied (or are reasonably expected to be satisfied as of the End Date), other than one or more of the conditions set forth in Section 9.01(c), either the Company or Parent may extend the End Date for one additional three-month period upon prior written notice to the other party; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)     at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained;

(iii)    if any Governmental Authority shall have made illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in such action by the Governmental Authority; or

(c)     by Parent, if:

(i)    an Adverse Recommendation Change shall have occurred; the Company shall have entered into any Alternative Acquisition Agreement; or, prior to the occurrence of the events which would permit the Company to terminate this Agreement pursuant to Section 10.01(d)(ii), the Company shall have accepted any Acquisition Proposal, whether on a binding or non-binding basis, directly or indirectly, on terms superior or inferior to the terms offered by Parent (or its Affiliates); provided, that the Company shall not be deemed to have accepted an Acquisition Proposal due to actions taken by the Company in accordance with Sections 6.03(b)(i) or 6.03(c)(ii);

(ii)    there shall have been a material breach of Section 6.02 or Section 6.03 and such breach has not been cured by the Company within five Business Days of receipt by the Company of written notice from Parent of such breach;

(iii)   if all of the conditions set forth in Article 9 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), Parent has given written notice to the Company that it is prepared to consummate the Closing and the Company fails to consummate the transactions contemplated by this Agreement on the date that the Closing should have occurred pursuant to Section 2.01; or

(d)    by the Company, if:

(i)     if prior to the receipt of the Company Shareholder Approval, the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive Alternative Acquisition Agreement concerning a Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 11.05 (and provided further that in the event of such termination, the Company substantially concurrently enters into such Alternative Acquisition Agreement); or

(ii)    if all of the conditions set forth in Article 9 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), the Company has given written notice to Parent and Merger Subsidiary that it is prepared to consummate the Closing and Parent and Merger Subsidiary fail to consummate the transactions contemplated by this Agreement on the date that the Closing should have occurred pursuant to Section 2.01.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that:

(i)     the provisions of the Guarantee, this Section 10.02 and Sections 8.02(a), 8.02(f) (the second-last sentence only), 8.04, 8.06, 11.05, 11.08, 11.09 and 11.10 shall survive any termination hereof pursuant to Section 10.01.

(ii)    Neither the Company nor Parent shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its willful and intentional breach of any provision of this Agreement.

(iii)    If the Merger is not consummated and this Agreement is terminated for any reason related to the failure of Parent and Merger Subsidiary to obtain the proceeds pursuant to the Financing (or alternative financing) necessary to pay the Merger Consideration and such failure is not due to Parent and Merger Subsidiary having otherwise willfully and intentionally breached any of their representations and warranties or covenants and other agreements prior to such termination, the sole and exclusive remedy of the Company for all losses and damages arising from or in connection with such failure shall be the right to terminate this Agreement pursuant to Section 10.01(d)(ii) and to receive payment of the Parent Termination Fee in accordance with Section 11.05(c) and the terms of the Guarantee. Upon payment of the Parent Termination Fee, none of Parent, Guarantor, Merger Subsidiary and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation to the Company or any other Person relating to or arising out of this Agreement or the transactions contemplated hereby.

Article 11
Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Company, to:

Ruby Tuesday, Inc.
333 East Broadway Avenue

Maryville, Tennessee 37804
Attention: Rhonda Parish
E-mail: rparish@rubytuesday.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Phillip R. Mills
Facsimile No.: (212) 701-5800
E-mail: phillip.mills@davispolk.com

if to the Parent or Merger Subsidiary, to:

RTI Holding Company, LLC
4170 Ashford Dunwoody Road, Suite 390
Atlanta, GA 30319
Attention: Aziz Hashim
E-mail: ahashim@nrdcapital.com

with a copy to:

Cheng Cohen LLC

311 N. Aberdeen St., Suite 400

Chicago, IL 60607
Attention: Amy Cheng

Facsimile No.: 312.277.3961
E-mail: amy.cheng@chengcohen.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival of Representations, Warranties and Agreements. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Section 7.04.

Section 11.03. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by Parent when due.

Section 11.04. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the GBCC without such approval having first been obtained.

(b)     No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.05. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)     Termination Fee.

(i)      If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), (ii) or (iii), then the Company shall pay to Parent the Termination Fee, within two Business Days after such termination.

(ii)     If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent the Termination Fee immediately before and as a condition to such termination.

(iii)    If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(ii); provided that in the case of termination pursuant to Section 10.01(b)(i), the failure of the Merger to be consummated by the End Date did not result from a breach by Parent of any provision of this Agreement, (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal was received by the Company and not withdrawn (or if withdrawn, not reasserted), (C) the Company is not entitled to receive the Parent Termination Fee pursuant to Section 11.05(c), and (D) within 12 months following the date of such termination, such Acquisition Proposal shall have been consummated (provided that for purposes of this clause (D), each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (D), the Termination Fee; provided that for purposes of this Section 11.05(b)(iii), the definition of Acquisition Proposal shall not include any offer or proposal relating to (x) the sale of any of the Owned Real Property, (y) the assignment, termination or renegotiation of any of the Leased Real Property or (z) any other transaction in connection with the foregoing (including, without limitation, share repurchases or dividends by the Company), in each case, that do not result in a person and/or its affiliates acquiring ownership of or control over, directly or indirectly, more than 50% of the outstanding equity or voting securities of the Company.

(iv)    “Termination Fee” shall mean $7,500,000. The parties agree and acknowledge that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)     Parent Termination Fee.

(i)      If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii); or

(ii)     If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(i) and as of the End Date, (x) one or more of the conditions set forth in Section 9.01(c) has not been satisfied and (y) all of the other conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing but subject to such conditions being capable of being satisfied if the date of the Closing were the date of termination);

then, in each case, Parent shall pay or cause to be paid to the Company in immediately available funds $7,500,000 (the “Parent Termination Fee”) within two Business Days after such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)     Each party acknowledges that the agreements contained in this Section 11.05 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due pursuant to this Section 11.05, it shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against the paying party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(e)     (A) Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby. (B) The Company agrees that, upon any termination of this Agreement under circumstances where the Parent Termination Fee is payable by the Parent pursuant to this Section and such Parent Termination Fee is paid in full, the Company shall be precluded from any other remedy against Parent or Merger Subsidiary, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent or Merger Subsidiary or any of their Subsidiaries, or any of their respective directors, officers, employees, partners, managers, members, shareholders or

Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

(f)     Each of Parent and the Company agrees that the No Shop Agreement shall be automatically and irrevocably terminated effective as of the date hereof and shall be of no further force or effect, and the rights and obligations of the parties thereto shall be terminated (including any obligations of the Company to reimburse the fees or expenses of Parent or its Affiliates whether accrued or contingent).

Section 11.06. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(b)    The parties hereto agree that any information contained in any part of any Company SEC Document filed from January 1, 2015 through the date of this Agreement shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 11.07. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(a)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.08. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state except that the merger and the internal corporate matters of the Company shall be governed by and in accordance with the GBCC, to the extent applicable.

Section 11.09. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York (and appellate courts thereof), and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that providing notice to such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). This Agreement may be signed by means of electronic signature.

Section 11.12. Entire Agreement. This Agreement, the Guarantee and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.14. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), in addition to any other remedy to which they are entitled at law or in equity.

[The remainder of this page has been intentionally left blank;
the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

RUBY TUESDAY, INC.

By:	/s/ Rhonda Parish
	Name:	Rhonda Parish
	Title:	Chief Legal Officer & Secretary

RTI HOLDING COMPANY, LLC By: NRD Capital Management II, LLC, its sole manager

By:	/s/ Aziz Hashim
	Name:	Aziz Hashim
	Title:	Managing Member

RTI MERGER SUB, LLC By: NRD Capital Management II, LLC, its sole manager

By:	/s/ Aziz Hashim
	Name:	Aziz Hashim
	Title:	Managing Member

[Signature Page to Merger Agreement]